Exhibit 99.1

BMO’s Code of Conduct

August 2019

BMO’s Code of Conduct

Table of Contents

Doing What’s Right	3
Our Values and the Code of Conduct	3
If you’re not sure, ask!	4
Consequences of not following the Code	4
Report actual and suspected breaches of the Code	5
We do not tolerate retaliation	5
Principle 1 — Be honest and respectful	6
We uphold high standards for how we operate	6
We are inclusive	6
We maintain a safe environment for our employees and our customers	6
Principle 2 — Be alert to behaviour contrary to the Code	7
Maintain our high ethical standards	7
Disclose	7
Speak Up!	7
Principle 3 — Be true to the letter and spirit of the law	9
Anti-bribery and anti-corruption requirements	9
Anti-money laundering (AML) and anti-terrorist financing requirements	9
BMO policies	9
Customers	9
Government and legal requirements	11
Investigations, audits and examinations	11
Competing fairly	11
Personal trading in securities	12
Political participation	12
Principle 4 — Be conscientious about security	13
Protect confidential information	13
Meet these requirements	13
Protect and respect BMO property	15
Principle 5 - Manage conflicts of interest	16
● Gifts, entertainment, other benefits and payments	16
● Misuse of position	16
● Outside activities	17

BMO’s Code of Conduct

Doing What’s Right

BMO’s success and reputation are built on the trust we’ve earned from the people we work with and the customers we serve. Our reputation is one of our greatest assets and everyone has a role in building and maintaining it. We consider the impact our business decisions have on our stakeholders and the communities where we do business, and we are committed to doing the right thing, always. This commitment to ethics and sustainability is the foundation of our stakeholders’ trust in us and is integral to our Purpose – Boldly Grow the Good in business and life.

Our Purpose inspires us to pursue our Strategic Priorities and business goals with a deep sense of intention and fuels our desire to generate sustainable growth and success that is mutual and inclusive.

BMO’s Code of Conduct (Code) articulates the performance standard we commit to as BMO employees. It is our enduring ethical guide — a clear path for preserving our reputation and living our Purpose. Its principles are not negotiable.

BMO’s Code of Conduct applies to BMO’s Board of Directors, to the directors of the boards of BMO’s subsidiaries and to all employees of BMO Financial Group.

The approach outlined in this Code is the performance standard we commit to every day. It is our enduring ethical guide — and its principles are not negotiable.

Our Values and the Code of Conduct

The Code of Conduct is based on our Values. Together they clarify what is expected of us and support how we do our work.

Our Values are:

●	Integrity: Do what’s right.
●	Empathy: Put others first.
●	Diversity: Learn from difference.
●	Responsibility: Make tomorrow better.

BMO’s Code of Conduct

Our Code has five principles:

(full version begins on page 6)

1.	Be honest and respectful.
2.	Be alert to behaviour contrary to the Code.
3.	Be true to the letter and spirit of the law.
4.	Be conscientious about security.
5.	Manage conflicts of interest.

Adhering to these principles ensures that our actions align with our Purpose as we continually meet the expectations of our stakeholders.

If you’re not sure, ask!

Read and understand this Code, as well as the Corporate Policies, Corporate Standards, Operating Procedures, Directives and subsidiary policies that apply to your position. Together, they help us do our jobs effectively and ethically.

If you have questions or concerns about your workplace environment, including about colleague interactions, compensation, performance and goal setting, speak to your manager or the Human Resources Centre (HRC)*.

If you have any questions or concerns about a legal, ethical or reputational situation, consult your manager, Ethics & Conduct, or any of the departments listed under About Us > Contact Us on the Legal and Regulatory Compliance website.

Consequences of not following the Code

Breaching the Code damages our reputation, exposes our business to risk, and can lead to legal consequences. Anyone who violates the Code will face corrective measures up to and including termination of employment and legal action. These consequences also apply to anyone who:

●	Retaliates against someone who reports a concern under the Code.
●	Fails to cooperate with an investigation under the Code.

BMO’s Code of Conduct

Report actual and suspected breaches of the Code

We must speak up about actual and suspected breaches of the Code.Discuss them with your manager who can direct you to the department responsible for the matter. Principle 2 in this document, the Raising Concerns Process and the Speak Up! job aid explain how to report concerns.

We do not tolerate retaliation

BMO’s culture is open — this means we are fair, transparent, and accountable. Employees can voice concerns without fear. We do not tolerate retaliation against anyone who reports a concern or participates in an investigation. Retaliation violates the Code and it is also against the law in some of the jurisdictions where we operate.

BMO’s Code of Conduct

Principle 1 — Be honest and respectful

Maintain integrity, empathy and responsibility in all our decisions and actions.

Our Purpose and our values guide us to do what’s right. They ensure we act with integrity in relation to all BMO’s customers, employees, suppliers and competitors, as well as any other third party or business partner.

We uphold high standards for how we operate. As a company, we consider the environmental and social impacts of our decisions. It’s an essential part of upholding our commitment to grow the good through ethical and sustainable business practices.

We are inclusive. We welcome and support individuals from diverse backgrounds, perspectives and communities. Our behaviour, communications and interactions with our colleagues in the workplace must be respectful, professional and align with the Code. Workplace relationships must be civil, and free of discrimination and harassment. We must ensure all employees are valued, respected and heard.

We maintain a safe environment for our employees and our customers. We are all entitled to work and do business in an environment free of violence (physical and verbal) and other health hazards. We take all reasonable and necessary precautions to ensure our offices and branches remain safe places for employees and customers alike.

BMO’s Code of Conduct

Principle 2 — Be alert to behaviour contrary to the Code

Be alert to possible violations of laws, regulations or the Code. Report concerns immediately to the appropriate people or department.

Maintain our high ethical standards

If you learn of anything that may conflict with the Code, or with any laws, rules, regulations, or BMO policies or procedures, Speak Up! and be candid. You do not have to be 100% certain of an issue before speaking up.

Disclose

You have the right to disclose any information that is protected under whistleblower laws. You do not need to provide notice to, or get consent from BMO when you are reporting possible violations of laws or regulations or responding to inquiries from, or testifying before, any governmental agency or self-regulating authority.

Speak Up!

To raise a concern or report a possible violation, consult your manager or the department listed in the Raising Concerns Process. These resources can help as a first step to raising concerns related to the Code:

●	Ethics & Conduct
●	Anti-Corruption (AC)
●	Employee Relations (ER)
●	Global Investigations
●	Privacy
●	BMO’s Ombudsman

o   Directly

o   BMO’s external Speak Up! service (for anonymity)

If you feel that your concerns have not been addressed properly and you remain dissatisfied with the outcome, contact BMO’s Ombudsman either directly or anonymously, through BMO’s external Speak Up! service.

BMO’s Code of Conduct

To report concerns about accounting, internal controls over financial reporting, or auditing matters, contact BMO’s Ombudsman.

Managers must lead by example and create an environment where their team members always feel safe speaking up. When employees raise concerns, managers have an obligation to protect them from retaliation in any form.

Never retaliate against anyone who raises a concern. Take concerns you receive seriously and never make anyone feel they were wrong to raise them.

If you feel that you have been retaliated against for raising a concern, report it to your manager or one of the Reporting Channels found in the Raising Concerns Process.

BMO’s Code of Conduct

Principle 3 — Be true to the letter and spirit of the law

Always follow both the letter and spirit of the law.

If following the Code would cause you to violate local law, follow local law. However, if a conflict arises between local custom and the Code, follow the Code. If your business unit or location has policies that are more restrictive than the Code, follow the more restrictive policies.

Anti-bribery and anti-corruption requirements

●	Do not accept or offer bribes, kickbacks or facilitation payments and do not engage in other corrupt practices.
●	Follow the anti-bribery and anti-corruption principles as outlined in BMO’s Anti-Bribery and Anti-Corruption Operating Directive.
●	Promptly report any suspected corrupt activities to Anti-Corruption or to BMO’s Ombudsman (directly or through the anonymous Speak Up! service).
●	Ensure suppliers are aware of, understand and respect the principles of BMO’s Supplier Code of Conduct.

Anti-money laundering (AML) and anti-terrorist financing requirements

●	Comply with regulatory and AML Program requirements on anti-money laundering, anti-terrorist financing and sanctions measures.
●	Collect all required customer information.
●	Do not provide financial services or advice contrary to law and AML Program requirements, and do not help customers evade these requirements.
●	Report unusual activities as described in BMO’s Anti-Money Laundering, Anti-Terrorist Financing and Sanctions Measures Program. Customers must not be told that their activities are being reported.

BMO policies

●	Understand and comply with Corporate Policies, Corporate Standards, Operating Procedures or Directives and subsidiary policies as they apply to your position.

Customers

●	Understand our products and services and the rules that apply to them, including the need to provide disclosure and obtain customer consent.

BMO’s Code of Conduct

●	Understand our customers’ circumstances, including their financial needs, and offer products and services that are appropriate for them.
●	Do not take advantage of, coerce, impose excessive or persistent pressure on, or provide false or misleading information to a customer.

BMO’s Code of Conduct

Government and legal requirements

●	Meet all legal and regulatory obligations.
●	Comply with governmental and industry standards in each jurisdiction BMO operates.
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Do not engage in financial crime or misappropriation — including embezzlement, kiting, float creation, forgery, tax evasion or other improper use of funds, property or other assets. Do not help others do these things.

Investigations, audits and examinations

●

Refer requests for information from investigators, regulators and auditors to the right people. If the request does not identify a specific person, contact one of the departments listed under Contact Us on the Legal and Regulatory Compliance website.

●	Cooperate fully with investigations, audits, examinations and reviews by BMO, governments, regulators and law enforcement agencies.
●	Do not frustrate, circumvent inquiries or make false or misleading statements.
●	Comply with any notice to preserve records — that is, written requests with instructions to keep records that may be needed for an investigation or legal action.
●	Do not retaliate (or threaten to retaliate) against anyone cooperating with, or giving information to, investigations, audits, examinations or reviews, or allow anyone else to do so.

Competing fairly

●	Follow all laws that seek to prevent unfair competition (competition/antitrust laws).
●

Do not reach an understanding with a competitor that (1) influences prices, fees or rates, (2) divides up markets or customers or (3) limits or controls the types or volume of products or services we or our competitors may offer.

o

Be mindful of the above-mentioned topics if you are participating in a trade association or other industry group activity, or in any interaction with a competitor. If they arise, speak up and say you will not participate in the discussions.

●	Be careful and seek legal advice when engaging in business activities that might reduce competition.
●	Do not share confidential, non-public information about BMO’s business with a competitor.
●	Ensure that all BMO’s advertising and public statements are never misleading and that we follow all local laws relating to advertising and marketing.
●	Always follow the Competition/Antitrust Directive and Speak Up! if you have concerns.

BMO’s Code of Conduct

Personal trading in securities

●	Do not engage in trading activities that abuse or undermine the integrity of the capital markets.
●

Do not use inside information or share it with others. Do not trade securities (including BMO securities) based on material, non-public information - that is, information which could have a significant effect on the market price or value of a security. These actions violate securities regulations, as well as our Code.

●	Do not spread rumours to manipulate a security price. Do not engage in market timing of securities and mutual funds.
●	Comply with BMO’s internal trading policies that apply to you.

Political participation

●

Comply with legal, regulatory, and policy requirements for political participation, including using corporate funds to support political candidates, campaigns, committees, or other political groups on BMO’s behalf. Certain employees may be subject to additional limitations on personal political contributions.

BMO’s Code of Conduct

Principle 4 — Be conscientious about security

Keep non-public information confidential — including non-public information about BMO’s customers, suppliers and employees. Protect BMO’s systems and other assets from improper access and use.

Protect confidential information

Protect the confidential information of BMO’s customers, suppliers, and fellow employees (past, present and those we are engaged with as prospects. Confidential information means all information that isn’t public. Comply with all laws that concern collecting, using, disclosing, keeping, disposing of and allowing access to confidential information.

BMO monitors personal banking, investment and loan accounts, systems and applications that store and transmit information (servers, networks, email, etc.), as well as personal mobile devices approved for business, to identify inappropriate behaviour or activity.

Meet these requirements

Protect personal information — Obey all privacy laws and BMO policies on customer and employee personal information.

Protect confidential commercial information — Appropriately manage information that is protected by contractual terms and confidentiality or non-disclosure agreements.

Using and disclosing customer and employee information — Use and disclose this information only for the specific purpose for which it was collected. Always get consent before using or disclosing an individual’s information unless BMO already has the individual’s consent or unless otherwise permitted by law.

BMO’s Code of Conduct

Accessing customer and employee information — Access customer and employee information in BMO systems or other media only for legitimate business purposes. Keep customer and employee information strictly confidential and use or disclose it only under the terms of BMO’s policies and procedures.

Disclosing BMO Information — Do not disclose non-public information to anyone except under the terms of BMO’s Disclosure Standard. Only authorized spokespersons may disclose material information about BMO. Ask authorized spokespersons to respond to any inquiries you receive, including those from the investment community or media.

Authorized spokespersons must ensure that every public disclosure is full, factual, accurate, understandable, timely, objective, relevant, broadly disseminated and consistent with BMO’s Disclosure Standard, as well as any legal requirements.

Reporting material BMO information — Communicate all developments, facts or changes you are aware of that could reasonably be material to public disclosures of BMO information by following the escalation processes detailed in BMO’s Disclosure Standard.

Ensuring information security — Be alert to external security threats to BMO information and information entrusted to us—don’t put this information at risk. Maintain information security in our workplace and when working off-site. When using the web, browse safely to protect yourself and BMO against criminals seeking to breach our security. Use email encryption to keep confidential and highly sensitive information secure (i.e., add [PROTECT] to the subject line) and retain and dispose of information in the correct manner. You should always report suspicious e-mails to BMO’s IsItSafe service.

Managing information — Comply with our policies and procedures to ensure the accuracy, completeness and proper maintenance of records, data and information BMO owns, creates, collects, uses and manages, in all types of media. You must:

o	Know how long to keep records, especially those for any pending, threatened or foreseeable investigation, audit, regulatory examination or legal proceeding.
o	Remember that others may review any record you create, including email messages.

BMO’s Code of Conduct

Respect intellectual property rights - Ensure content, products, services, processes, systems and technologies do not violate the intellectual property rights (patents, copyrights, trademarks, trade secrets) of others.

Protect and respect BMO property

●

Protect & respect BMO’s intellectual property rights (patents, copyright, trademarks and trade secrets) which encompass everything you are hired to do and everything you create using BMO data, BMO confidential information, or BMO resources.

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Use BMO property (such as telephones, voicemail, faxes, computer networks, email and instant and text messaging) only for legitimate business purposes. Keep the nature and extent of any personal use of such property reasonable and consistent with BMO policies, including the Code. Do not install unauthorized software or storage devices on BMO-owned computers and devices.

●

Do not use BMO property to transmit, view, generate, print, retrieve, download or store communications that are discriminatory, defamatory, obscene, damaging (such as computer viruses), threatening or harassing. Do not use or distribute material that is inappropriate in a business environment (such as sexually-oriented literature or chain letters).

●	Protect BMO systems and other assets, as well as those of BMO’s suppliers against improper use.

BMO’s Code of Conduct

Principle 5 - Manage conflicts of interest

Ensure personal and business affairs do not conflict — or appear to conflict — with BMO’s interests or the interests of BMO’s current or prospective customers, counterparties and suppliers.

A potential conflict of interest may exist:

●

if your personal interests impair — or appear to impair — your judgment, loyalty, objectivity or impartiality in dealing with BMO or with current or prospective clients, customers, counterparties or suppliers.

●	if BMO’s interests may be materially opposed to the interests of its clients, customers, counterparties or suppliers.

Be aware of potential conflicts and use good judgment to avoid them.

Employees must follow BMO policies to disclose clearly and promptly, matters that could pose a potential, perceived or actual conflict of interest.

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Gifts, entertainment, other benefits and payments — do not offer, give or receive anything of value (including gifts, entertainment, political / charitable contributions, improper payments, employment opportunities, or other benefits) which is intended to improperly influence a business decision, gain an unfair competitive advantage, obtain business, or compromise (or appear to compromise) the recipient’s or donor’s judgment or honest performance of their duties. Do not directly or indirectly promise, approve, or offer anything of value to a public official or use an intermediary to do so on your behalf without first seeking approval from Anti-Corruption. If you have a question or a concern, review the Anti-Bribery and Anti-Corruption Operating Directive, get advice from your manager or consult Anti-Corruption.

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Misuse of position — do not use your position or connection with BMO to benefit yourself or people with whom you have a relationship, such as family members, personal friends, business associates or colleagues. Do not use your employee banking privileges as a benefit for others or for personal profit; use them only for the purposes intended (e.g. using the preferred exchange rate when you are travelling is acceptable, while using the preferred exchange rate to trade currency on financial markets is not). Do not use your position to harm our customers’ interests. Do not use access to BMO information or other assets to personally benefit yourself or people to whom you are connected.

BMO’s Code of Conduct

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Outside activities — obtain approval before engaging in an activity outside of BMO to ensure any potential, perceived or actual conflicts with BMO’s interests are promptly identified and managed. The Managing Conflicts of Interest Operating Directive provides detailed guidance. Managers are responsible for reviewing and making a decision on all outside activities. Follow all laws, regulations, and internal procedures. Do not use company resources or BMO premises to engage in personal activities. Be clear any outside activity is personal and that BMO is not associated with it. Don’t make statements that might discredit BMO or our competitors.

Some examples of outside activities include:

●	Volunteering — includes roles in religious, educational, cultural, social, charitable or other non-profit entities (for example, a board director or treasurer of a non-profit entity).
●	Employment in addition to BMO.
●	Political Participation — including running for public office, supporting a candidate who is running for office, or actively advocating for a cause.
●	Outside business interests – including director roles at a for-profit, non-BMO company, or ownership interests in a for-profit business entity.
●	Public expression of personal views — this is especially important for employees who have a public profile as spokespersons for BMO.
●	Serving as a trustee or an executor, or in a similar role, for a current or former customer and non-family member.
●	Written, published material and social media — including writing books, articles for publication, running a personal website or blog, or sharing information on social media.

For additional examples see the Managing Conflicts of Interest Operating Directive